67088
33-29632

P.E. 1/1/02

02011484

RECD S.E.C.
JAN 2 4 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

PROCESSED
FEB 0 8 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Interim Consolidated Summary Report

< under US GAAP >

for the Fiscal Year Ending March 31, 2002

Date :	January 24, 2002
Company name (code number) :	Mitsubishi Tokyo Financial Group, Inc. (8306)
Stock exchange listings :	Tokyo, Osaka, New York, London
Headquarters	Tokyo
For inquiry :	Keiichi Riko, Chief Manager - Financial Policy Division Mitsubishi Tokyo Financial Group, Inc. (Phone) +81-3-3240-8139

Consolidated financial data for the six months ended September 30, 2001

(1) Operating results

(in millions of yen except per share data and percentages)

	For the six months ended September 30,		For the year ended
	2001	2000	March 31, 2001
Gross revenue	**1,531,282**	1,597,492	3,243,033
(change from corresponding period of the previous year)	**(4.1) %**	-	
Income (loss) before income tax expense or benefit	**(9,143)**	144,406	7,824
(change from corresponding period of the previous year)	-	-	
Net income (loss)	**(1,796)**	65,281	(56,549)
(change from corresponding period of the previous year)	-	-	
Earnings (loss) per common share - basic (in yen)	**(1,075.90)**	11,129.71	(11,797.27)
Earnings (loss) per common share - assuming dilution (in yen)	-	10,788.74	-

Notes:

1. Equity in earnings (loss) of affiliates:

For the six months ended September 30, 2001:	*(4,625) millions of yen*
For the six months ended September 30, 2000:	*22 millions of yen*
For the year ended March 31, 2001:	*(2,158) millions of yen*

2. Average number of shares outstanding:

For the six months ended September 30, 2001:	
Common stock	*5,543 thousands of shares*
Preferred stock - class 1	*81 thousands of shares*
Preferred stock - class 2	*100 thousands of shares*
For the six months ended September 30, 2000:	
Common stock	*5,491 thousands of shares*
Preferred stock - class 1	*81 thousands of shares*
Preferred stock - class 2	*100 thousands of shares*
For the year ended March 31, 2001:	
Common stock	*5,500 thousands of shares*
Preferred stock - class 1	*81 thousands of shares*
Preferred stock - class 2	*100 thousands of shares*

(2) Balance sheet highlights

(in millions of yen except per share data and percentages)

	As of September 30, 2001	As of September 30, 2000	As of March 31, 2001
Total assets	**89,483,354**	85,872,607	93,488,950
Shareholders' equity	**2,517,115**	3,501,194	3,201,296
Shareholders' equity as a percentage of total assets	**2.8 %**	4.1 %	3.4 %
Shareholders' equity per common share (in yen)	**373,778.97**	555,454.43	499,951.59

(3) Cash flows

(in millions of yen)

	For the six months ended September 30, 2001	For the six months ended September 30, 2000	For the year ended March 31, 2001
Net cash provided by (used in) operating activities	**269,609**	242,411	(923,725)
Net cash provided by (used in) investing activities	**1,796,618**	(2,681,922)	(5,921,317)
Net cash provided by (used in) financing activities	**(2,001,681)**	2,093,510	6,435,663
Cash and cash equivalents at end of period	**1,825,644**	1,769,725	1,729,668

The accompanying unaudited condensed consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsubishi Tokyo Financial Group, Inc. ("MTFG") is incorporated and principally operates. Such condensed consolidated financial statements have been prepared on the basis of generally accepted accounting principles and prevailing practices within the banking industry in the United States of America. In certain respects, the financial statements reflect adjustments which are not included in the financial statements of MTFG or its subsidiaries in accordance with applicable statutory requirements and accounting practices in the countries of incorporation.

On April 2, 2001, The Bank of Tokyo-Mitsubishi, Ltd. ("BTM"), The Mitsubishi Trust Banking Corporation ("MTB"), and Nippon Trust Bank Limited ("NTB"), a former subsidiary of BTM, established MTFG, a holding company, through stock-for-stock exchanges. BTM, MTB and NTB each became a wholly-owned subsidiary of MTFG, and the common and preferred shareholders of these three banks received shares of MTFG. The business combination involving BTM and MTB was accounted for under "pooling of interests" method and, accordingly, the information for the periods prior to the business combination included herein presents the combined results of BTM and MTB as if the business combination had been in effect for all the periods presented.

(Reference)

Formulas for computing ratios for the six months ended September 30, 2001 are as follows.

Earnings per common share - basic

$$\frac{\text{Net income} - \text{Total dividends for the interim (fiscal) period on preferred stock}}{\text{Average number of common stock during the interim (fiscal) period *}}$$

Earnings per common share - assuming dilution

$$\frac{\text{Net income} - \text{Total dividends for the interim (fiscal) period on preferred stock} + \text{Adjustments in net income assuming dilution}}{\text{Average number of common stock during the interim (fiscal) period *} + \text{Number of dilutive potential common stock}}$$

Shareholders' equity per common share

$$\frac{\text{Shareholders' equity at end of period} - \text{Number of preferred stock at end of period} \times \text{Issue price}}{\text{Number of common stock at end of period *}}$$

* excluding treasury stock and parent's common stock owned by subsidiaries

(US GAAP)

Condensed Consolidated Balance Sheets

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

(in millions of yen)	As of September 30, 2001(A) (Unaudited)	2000(B) (Unaudited)	Increase / (Decrease) (A) - (B)	As of March 31, 2001 (C) (Condensed)	Increase / (Decrease) (A) - (C)
Assets :					
Cash and due from banks	**1,825,644**	1,769,725	55,919	1,729,668	95,976
Interest-earning deposits in other banks	**5,376,805**	5,714,089	(337,284)	6,014,905	(638,100)
Call loans, funds sold and receivables under resale agreements	**3,116,152**	2,993,392	122,760	3,257,237	(141,085)
Receivables under securities borrowing transactions	**2,039,577**	2,265,119	(225,542)	1,938,500	101,077
Trading account assets	**6,542,695**	4,781,725	1,760,970	7,143,309	(600,614)
Investment securities :					
Securities available for sale	**20,084,360**	17,433,915	2,650,445	21,730,915	(1,646,555)
Securities being held to maturity	**283,143**	285,902	(2,759)	306,207	(23,064)
Other investment securities	**170,963**	181,438	(10,475)	168,547	2,416
Total investment securities	**20,538,466**	17,901,255	2,637,211	22,205,669	(1,667,203)
Loans, net of unearned income and deferred loan fees	**48,307,770**	48,792,769	(484,999)	49,670,903	(1,363,133)
Allowance for credit losses	**(1,794,045)**	(1,456,946)	(337,099)	(1,716,984)	(77,061)
Net loans	**46,513,725**	47,335,823	(822,098)	47,953,919	(1,440,194)
Premises and equipment - net	**709,759**	593,356	116,403	689,663	20,096
Accrued interest	**222,287**	259,229	(36,942)	316,941	(94,654)
Customers' acceptance liability	**35,635**	37,038	(1,403)	43,552	(7,917)
Other assets	**2,562,609**	2,221,856	340,753	2,195,587	367,022
Total	**89,483,354**	85,872,607	3,610,747	93,488,950	(4,005,596)
Liabilities and Shareholders' Equity :					
Deposits:					
Domestic offices:					
Non-interest-bearing	**2,962,423**	2,799,323	163,100	2,884,031	78,392
Interest-bearing	**43,856,571**	39,430,693	4,425,878	43,064,927	791,644
Overseas offices, principally interest-bearing	**12,354,681**	12,542,122	(187,441)	14,156,784	(1,802,103)
Total deposits	**59,173,675**	54,772,138	4,401,537	60,105,742	(932,067)
Debentures	**2,993,854**	3,858,220	(864,366)	3,404,411	(410,557)
Call money, funds purchased and payables under repurchase agreements	**5,072,054**	4,712,812	359,242	5,404,654	(332,600)
Payables under securities lending transactions	**3,053,634**	2,120,755	932,879	3,322,704	(269,070)
Due to trust account and other short-term borrowings	**5,152,873**	5,415,999	(263,126)	5,802,709	(649,836)
Trading account liabilities	**3,330,651**	2,415,604	915,047	4,072,807	(742,156)
Obligations to return securities received as collateral	**604,105**	1,152,915	(548,810)	295,694	308,411
Bank acceptances outstanding	**35,635**	37,038	(1,403)	43,552	(7,917)
Accrued interest	**236,364**	308,480	(72,116)	389,301	(152,937)
Long-term debt	**5,093,871**	4,884,079	209,792	4,963,455	130,416
Other liabilities	**2,219,523**	2,693,373	(473,850)	2,482,625	(263,102)
Total liabilities	**86,966,239**	82,371,413	4,594,826	90,287,654	(3,321,415)
Shareholders' equity:					
Capital stock:					
Preferred stock - class 1	**122,100**	122,100	-	122,100	-
Preferred stock - class 2	**100,000**	100,000	-	100,000	-
Common stock	**856,664**	856,664	-	856,664	-
Capital surplus	**863,424**	833,804	29,620	831,105	32,319
Retained earnings:					
Appropriated for legal reserve	**227,462**	215,970	11,492	221,689	5,773
Unappropriated	**238,031**	429,608	(191,577)	273,871	(35,840)
Accumulated other changes in equity from nonowner sources, net of taxes	**215,026**	1,069,249	(854,223)	904,799	(689,773)
Total	**2,622,707**	3,627,395	(1,004,688)	3,310,228	(687,521)
Less treasury stock - at cost	**105,592**	126,201	(20,609)	108,932	(3,340)
Shareholders' equity - net	**2,517,115**	3,501,194	(984,079)	3,201,296	(684,181)
Total	**89,483,354**	85,872,607	3,610,747	93,488,950	(4,005,596)

(US GAAP)

Condensed Consolidated Statements of Operations

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

(in millions of yen)	For the six months ended September 30, 2001 (A) (Unaudited)	2000 (B) (Unaudited)	Increase (Decrease) (A) - (B)	For the year ended March 31, 2001 (Condensed)
Interest income:				
Loans, including fees	**675,006**	739,076	(64,070)	1,476,209
Deposits in other banks	**96,233**	112,924	(16,691)	236,626
Investment securities	**207,379**	191,222	16,157	368,681
Trading account assets	**7,844**	11,517	(3,673)	16,954
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	**102,160**	57,337	44,823	184,504
Total	**1,088,622**	1,112,076	(23,454)	2,282,974
Interest expense:				
Deposits	**296,623**	360,585	(63,962)	774,512
Debentures	**11,834**	18,164	(6,330)	32,285
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	**116,534**	68,891	47,643	260,685
Due to trust account, other short-term borrowings and trading account liabilities	**25,963**	53,193	(27,230)	65,055
Long-term debt	**96,563**	88,331	8,232	178,081
Total	**547,517**	589,164	(41,647)	1,310,618
Net interest income	**541,105**	522,912	18,193	972,356
Provision for credit losses	**309,425**	314,169	(4,744)	797,081
Net interest income after provision for credit losses	**231,680**	208,743	22,937	175,275
Non-interest income:				
Fees and commissions	**245,079**	197,051	48,028	459,403
Foreign exchange gains - net	**62,543**	-	62,543	-
Trading account profits - net	**106,129**	59,272	46,857	229,508
Investment securities gains - net	**-**	193,953	(193,953)	232,502
Other non-interest income	**28,909**	35,140	(6,231)	38,646
Total	**442,660**	485,416	(42,756)	960,059
Non-interest expense:				
Salaries and employee benefits	**228,455**	216,075	12,380	403,739
Occupancy expenses - net	**67,391**	65,341	2,050	137,373
Foreign exchange losses - net	**-**	19,312	(19,312)	104,617
Investment securities losses - net	**92,882**	-	92,882	-
Losses on other real estate owned - net	**2,122**	14,798	(12,676)	16,434
Other non-interest expenses	**292,633**	234,227	58,406	465,347
Total	**683,483**	549,753	133,730	1,127,510
Income (loss) before income tax expense or benefit	**(9,143)**	144,406	(153,549)	7,824
Income tax expense (benefit)	**(1,480)**	79,125	(80,605)	64,373
Income (loss) before cumulative effect of a change in accounting principle	**(7,663)**	65,281	(72,944)	(56,549)
Cumulative effect of a change in accounting principle, net of tax	**5,867**	-	5,867	-
Net income (loss)	**(1,796)**	65,281	(67,077)	(56,549)
Net income (loss) attributable to common shareholders	**(5,964)**	61,113	(67,077)	(64,885)
(in yen)				
Amounts per share:				
Basic earnings (loss) per common share - income (loss) before cumulative effect of a change in accounting principle	**(2,134.35)**	11,129.71	(13,264.06)	(11,797.27)
Basic earnings (loss) per common share - net income (loss)	**(1,075.90)**	11,129.71	(12,205.61)	(11,797.27)
Diluted earnings (loss) per common share - income (loss) before cumulative effect of a change in accounting principle	**(2,134.35)**	10,788.74	(12,923.09)	(11,797.27)
Diluted earnings (loss) per common share - net income (loss)	**(1,075.90)**	10,788.74	(11,864.64)	(11,797.27)

(US GAAP)

Credit Quality Data

Mitsubishi Tokyo Financial Group, Inc., and Subsidiaries

(in billions of yen)	As of September 30, 2001 (A)	2000 (B)	Increase (Decrease) (A) - (B)	As of March 31, 2001 (C)	Increase (Decrease) (A) - (C)
Nonaccrual loans	**2,354.1**	1,873.2	480.9	2,290.9	63.2
Restructured loans	**2,080.8**	1,008.9	1,071.9	1,954.4	126.3
Accruing loans contractually past due 90 days or more	**18.4**	77.0	(58.5)	27.3	(8.9)
Total	**4,453.5**	2,959.1	1,494.3	4,272.7	180.7
Loans	**48,307.7**	48,792.7	(484.9)	49,670.9	(1,363.1)
Allowance for credit losses	**1,794.0**	1,456.9	337.0	1,716.9	77.0

Note: Amounts are rounded down to the next lower figures.

(US GAAP)

Supplementary Information

The Bank of Tokyo-Mitsubishi, Ltd., and Subsidiaries

1. Condensed Consolidated Balance Sheets

(in millions of yen)	As of September 30, 2001 (A) (Unaudited)	As of September 30, 2000 (B) (Unaudited)	Increase (Decrease) (A) - (B)	As of March 31, 2001 (C)	Increase (Decrease) (A) - (C)
Total assets	**72,007,237**	69,818,651	2,188,586	76,376,903	(4,369,666)
Investment securities	**14,767,962**	12,887,346	1,880,616	16,312,881	(1,544,919)
Loans, net of unearned income and deferred loan fees	**38,658,397**	39,644,150	(985,753)	40,175,155	(1,516,758)
Total liabilities	**70,174,730**	67,103,745	3,070,985	73,966,787	(3,792,057)
Deposits	**47,754,475**	45,001,196	2,753,279	49,139,024	(1,384,549)
Shareholders' equity - net	**1,832,507**	2,714,906	(882,399)	2,410,116	(577,609)

2. Condensed Consolidated Statements of Operations

(in millions of yen)	For the six month ended September 30, 2001 (A) (Unaudited)	For the six month ended September 30, 2000 (B) (Unaudited)	Increase (Decrease) (A) - (B)	For the year ended March 31, 2001 (C)
Interest income	**907,611**	921,951	(14,340)	1,896,709
Interest expense	**457,883**	490,891	(33,008)	1,100,055
Net interest income	**449,728**	431,060	18,668	796,654
Provision for credit losses	**264,261**	257,216	7,045	665,954
Net interest income after provision for credit losses	**185,467**	173,844	11,623	130,700
Non-interest income	**338,193**	351,738	(13,545)	665,133
Non-interest expense	**601,758**	448,136	153,622	897,545
Income (loss) before income tax expense or benefit	**(78,098)**	77,446	(155,544)	(101,712)
Income tax expense (benefit)	**(36,431)**	46,453	(82,884)	5,972
Income (loss) before cumulative effect of a change in accounting principle	**(41,667)**	30,993	(72,660)	(107,684)
Cumulative effect of a change in accounting principle, net of tax	**5,867**	-	5,867	-
Net income (loss)	**(35,800)**	30,993	(66,793)	(107,684)

The Mitsubishi Trust and Banking Corporation and Subsidiaries

1. Condensed Consolidated Balance Sheets

(in millions of yen)	As of September 30, 2001 (A) (Unaudited)	As of September 30, 2000 (B) (Unaudited)	Increase (Decrease) (A) - (B)	As of March 31, 2001 (C)	Increase (Decrease) (A) - (C)
Total assets	**17,536,115**	16,553,450	982,665	17,773,336	(237,221)
Investment securities	**5,851,197**	5,148,238	702,959	6,007,463	(156,266)
Loans, net of unearned income and deferred loan fees	**9,256,716**	9,202,104	54,612	9,548,700	(291,984)
Total liabilities	**16,852,006**	15,654,550	1,197,456	16,891,363	(39,357)
Deposits	**11,501,811**	10,059,078	1,442,733	11,300,606	201,205
Shareholders' equity - net	**684,109**	898,900	(214,791)	881,973	(197,864)

2. Condensed Consolidated Statements of Operations

(in millions of yen)	For the six month ended September 30, 2001 (A) (Unaudited)	For the six month ended September 30, 2000 (B) (Unaudited)	Increase (Decrease) (A) - (B)	For the year ended March 31, 2001 (C)
Interest income	**189,983**	193,043	(3,060)	401,730
Interest expense	**102,100**	100,737	1,363	225,131
Net interest income	**87,883**	92,306	(4,423)	176,599
Provision for credit losses	**47,798**	56,983	(9,185)	131,142
Net interest income after provision for credit losses	**40,085**	35,323	4,762	45,457
Non-interest income	**141,714**	130,175	11,539	272,405
Non-interest expense	**87,172**	104,801	(17,629)	231,628
Income before income tax expense	**94,627**	60,697	33,930	86,234
Income tax expense	**37,193**	30,136	7,057	49,360
Net income	**57,434**	30,561	26,873	36,874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: *Atsushi Inamura* [signature]

Name: Atsushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

MTFG
Mitsubishi Tokyo Financial Group, Inc.
10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan

TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

January 24, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Form 6-K

Ladies and Gentlemen:

Mitsubishi Tokyo Financial Group, Inc., a company incorporated under the laws of Japan (the "Company"), submitted herewith the Company's Report of Foreign Issuer on Form 6-K dated January 24, 2002.

In the event that the staff has any questions in respect of this filing, please send me a facsimile message at 81-3-3240-8852.

Very truly yours,

Name: Asushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

cc : New York Stock Exchange, Inc. / Mr. Ken Smythe
Spear, Leeds & Kellogg / Mr. Howard B. Eisen
The Bank of New York, New York / Ms. Jennifer Monaco
The Bank of New York, Singapore / Mr. Terence Ang
The Bank of New York, Tokyo / Mr. Kainoshin Hara
Union Bank of California / Mr. Hiro Hayashi
The Mitsubishi Trust and Banking Corporation, New York / Mr. Tom Pennignton